SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13th floor 22210-030 Rio de Janeiro - RJ Phone: 55(21) 2514-6101 Fax: 55(21) 2514-5949	1

MINUTES OF THE SEVEN HUNDRED AND FIFTH BOARD

OF DIRECTORS MEETING OF

CENTRAIS ELETRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

I hereby certify, for appropriate action, that on December eleven of the year two thousand and fourteen at 14h, at the headquarters of the Company, Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, Sala 203, do Edifício Centro Empresarial VARIG – Brasília – DF, via videoconference with Rio de Janeiro, met the Board of Directors of the Centrais Elétricas Brasileiras S.A. – Eletrobras in its 705th meeting. Assumed the presidency of the work the Chairman of the Board, Mr. MARCIO PEREIRA ZIMMERMANN, being present the Board members JOSÉ DA COSTA CARVALHO NETO, JOSE ANTONIO CORRÊA COIMBRA, LINDEMBERG DE LIMA BEZERRA, JAILSON JOSÉ MEDEIROS ALVES, MAURÍCIO MUNIZ BARRETTO DE CARVALHO, WAGNER BITTENCOURT DE OLIVEIRA and JOÃO ANTONIO LIAN. Decisions: a) DEL-161/2014. Approved the signing by Centrais Elétricas Brasileiras S.A., as intervener, the Private Instruments of Confession of Debt in the amount of up to R$ 8.5 billion, agreed between the companies Petrobras Distribuidora S.A and Petróleo Brasileiro S.A (creditor) and the companies Amazonas Energia Distribuidora de Energia S.A, Centrais Elétricas de Rondônia S.A, Companhia de Eletricidade do Acre e Boa Vista Energia S.A (debtor), as well as the Instruments of Guarantee and Counterguarantee to be agreed between the Union and its debtor. RES-813 of 12.11.2014. b) DEL-162/2014. Approved the signing by Centrais Elétricas Brasileiras S.A, manager of the Conta de Desenvolvimento Energético - CDE, the Terms of Confession and Renegotiation of the CDE Sector Fund Debt in the amount of up to R$ 4.2 billion, to be agreed with the Amazonas Energia Distribuidora de Energia S.A, Centrais Elétricas de Rondônia S.A, Companhia de Eletricidade do Acre and Boa Vista Energia S.A.  RES-814 of 11.12.2014. After the end of the deliberations and the closing of the trading sessions on the financial markets, the following market announcement was published. MARKET ANNOUNCEMENT: “We hereby inform our shareholders and the market in general that the Board of Directors of Eletrobras approved, on December 11, 2014, the renegotiation of debts of Amazonas Distribuidora de Energia S.A (Amazonas Energia), Companhia de Eletricidade do Acre (Eletroacre), Centrais Elétricas de Rondônia S.A (Ceron) and Boa Vista Energia S.A (Boa Vista) with Petrobras Distribuidora S.A. (Br Distribuidora) and Petroleo Brasileiro S.A. ( Petrobras), relating to the supply of fuel, in the amount of approximately R$ 8.5 billion, base date December 5, 2014, being R$ 3.2 billion relating to the supply of gas and the amount of R$ 5.3 billion for the supply of oil. The mentioned debt, already registered in the financial statements of the aforementioned distribution companies will be paid in 120 monthly installments, with the first installment due in February 2015, with the balance due be adjusted by Selic rate. In addition to the mentioned debt renegotiation, the Eletrobras Board of Directors also approved in accordance with the fourth paragraph of Article 36 of Decree # 4,541/2002, with the new wording given by Decree # 8,370/2014 and the Interministerial Ordinance of Ministries of Mines and Energy and Finance # 652/2014, the agreement “Termos de Confissão e Repactuação de Dívida da Conta de Desenvolvimento Energético – CDE (Termos de Repactuação CDE)” relating to the distribution companies Amazonas Energia, Boa Vista, Ceron and Eletroacre, in the amount of, approximately, R$ 4.2 billion, through which the CDE sector fund recognizes to be debtor of these companies, related to fuel cost reimbursement related the service of distribution of energy in the Isolated Systems, under art. 3 of Law # 12,111, of December 9, 2009. The amounts relating to the mentioned (Termos de Repactuação CDE) have been approved by the Agência Nacional de Energia Elétrica ("ANEEL") and will be offered in counter guarantee to the Federal Government, which will be the guarantor of the mentioned above debt with Petrobras. According to the aforementioned Interministerial Ordinance, the renegotiated values will be adjusted based on the Selic rate, from their taxable event. Eletrobras will keep the market informed on the recognition by ANEEL of other credits concerning reimbursement of fuel costs related to distribution of energy in the Isolated Systems, pursuant to art. 3 of Law # 12,111/2009, whose processes are under review by that agency.

PR Av. Presidente Vargas, 409 –13th floor 22210-030 Rio de Janeiro - RJ Phone: 55(21) 2514-6101 Fax: 55(21) 2514-5949	2

Eletrobras will also keep the market informed about the evolution of this operation, which is subject to approval of the competent bodies, and signing of the final contractual arrangements among the parties involved. Rio de Janeiro, December 12, 2014. Armando Casado de Araújo CFO and Investor Relations Officer.” There being no further matters, the Board Chairman closed the meeting, and requested the issuance of this Ruling certificate that, once read and approved, was written and signed by me, MARIA SILVIA SAMPAIO SANT'ANNA, Secretary of the Interim Board. The other rulings discussed in this meeting have been omitted in this certificate because they are related merely to internal interests of the Company, legitimate caution, based on the Board’s duty of confidentiality, according to the "caput" of Article 155 of Law no. 6.404 (Law of Business Corporations), whereby, it is, consequently, excluded from the scope of the norm contained in paragraph 1 of article 142 of the Law in question.

Brasília, December 11, 2014.

MARIA SILVIA SAMPAIO SANT’ANNA
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.